SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAES S.A.
Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.115/0001 -21
Corporate Registry ID (NIRE) 4130001760-3

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 20, 2005

Date and Time: July 20, 2005, at 12:00 pm.

Venue: Avenida das Amricas, 3434, Bloco 01, Barra da Tijuca, city of Rio de Janeiro, State of Rio de Janeiro.

Attendances: Messrs. Mario Cesar Pereira de Araujo, Franco Bertone and Isaac Selim Sutton – Board members.

Call: The call of the Board members to attend this meeting was made personally at the meeting of the Company’s Board of Directors held on July 12, 2005, as registered in the respective minutes, documenting that, at the referred meeting, the Board members received a copy of the Company’s Financial Statements as of June 30, 2005, as well as the amount and number of shares reimbursed within the scope of the operation of merger of shares issued by Tim Nordeste Telecomunicaes S.A. (“TIM Nordeste”) and Tim Sul S.A. (“TIM Sul”) in the Company.

Presiding Board: After starting the meeting, Mr. Mario Cesar Pereira de Araujo, Chairman of the Board, took over the chair of the works and invited Mr. Fabiano Gallo to be the Secretary of the Board.

Agenda: (1) Analysis, discussion and approval of the Company’s Financial Statements drawn up on June 30, 2005; (2) Analysis, discussion and approval of the cancellation of shares issued by the Company reimbursed within the scope of the operation of merger of

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shares issued by TIM Nordeste and TIM Sul in the Company; and (3) Other issues of the Company’s interest.

Resolutions: After the analysis of the documents pertinent to the matters included in the Agenda and the respective discussions, the Board members: (1) Approved, by unanimous vote and without any restriction, the Company’s Financial Statements drawn up on June 30, 2005, which were the purpose of a limited review by the Company’s independent auditors, Ernst & Young Auditores Independentes S.S.. The Chairman of the Board requested that the minutes documented that the referred Financial Statements obtained a favorable opinion from the Company’s Fiscal Council, as per the meeting held this morning; (2) The Chairman of the Board clarified to the other Board members that the legal terms for the exercise of the withdrawal right in relation to the meeting resolutions which approved the merger of shares of TIM Nordeste and TIM Sul in the Company ended on July 1, 2005, ensuring that 308,266 shares issued by the Company were the purpose of a reimbursement, of which 153,860 are common shares and 154,406 are preferred shares, at the total amount of eight hundred, seventy one reais and seventy six centavos (R$ 871,76). In view of that, under the terms of the Board of Executive Officers’ proposal, the Board members approved, by unanimous vote and without any restriction, the cancellation of the referred shares, without the Company’s capital reduction, in view that the reimbursement to the dissenting shareholders of the operations of merger of the referred shares was made on the account of the Company’s retained earnings. Notwithstanding, it is registered that, in view of the cancellation of shares, the Company’s next Extraordinary General Meeting shall resolve on the adjustment to the wording of the Article 5 of the Company’s Bylaws, in order to reflect the number of shares the capital stock is divided into, proposing the following wording for the referred Article of the Bylaws: “Article 5 - The capital stock, subscribed and paid-in, is one billion, four hundred, seventy two million, seventy four thousand, five hundred, twenty four reais and ninety seven centavos (R$ 1,472,074,524.97), represented by eight hundred, seventy nine billion, five hundred, seventy six million, four hundred, eight seven thousand, one hundred and sixty (879,576,487,160) shares, of which two hundred, ninety nine billion, six hundred, ten million, six hundred, thirty one thousand and sixty eight (299,610,631,068) common shares and five hundred, seventy nine billion, nine hundred, sixty five million, eight hundred, fifty six thousand and ninety two (579,965,856,092) preferred shares, all non-par registered shares.”; (3) At the end of the meeting, Mr. Mario Cesar Pereira de Araujo presented his resignation to the positions of Chairman of the Company’s Board of Directors, ensuring that the referred resignation shall only take effect with the investiture of his successor, who shall be elected by the Company’s General Meeting. The other Board members pointed out the results reached and praised the performance and leadership of Mr. Mario Cesar Pereira de Araujo during the period he held that position. The call of the Company’s Extraordinary General Meeting, to be held at first call on August 15, 2005, at 10:30 am, at the Company’s headquarters in the city of Curitiba, Paran State, was also approved by the Board of Directors’ members. Besides electing the new Chairman of the Board of Directors, who shall replace and complete the term of office of Mr. Mario Cesar Pereira de Araujo, the General Meeting to be called shall also resolve on (a) the proposal by the Board of Directors on July 12, 2005 relating to the transfer of the Company’s headquarters to the city of Rio de Janeiro, State of Rio de Janeiro, with the consequent amendment to the Article 3 of the Company’s Bylaws and choice by the shareholders of the large circulation newspaper published in Rio de

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Janeiro, in which the Company’s legal publications will be made; and (b) adjustment to the wording of the Article 5 of the Company’s Bylaws, in order to reflect the number of shares the capital stock is divided into, under the terms of the provision in item (2) of the agenda above.

Closure: Nothing more to be dealt with, the meeting was closed, and the minutes were drawn up, in the summary format, and signed by all Board members.

Rio de Janeiro (RJ), July 20, 2005.

Mario Cesar Pereira de Araujo

Franco Bertone

Isaac Selim Sutton

Fabiano Gallo
Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 21, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer